

May 24, 2011

Via E-mail
Mr. Paul Marciano
Chief Executive Officer
Guess?, Inc.
1444 South Alameda Street
Los Angeles, California 90021

> **Re:** **Guess?, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed March 28, 2011**
> **File No. 001-11893**

Dear Mr. Marciano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements, page F-7

(1) Summary of Significant Accounting Policies and Practices, page F-7

Loyalty Programs, page F-9

1. We note that you changed your policy and recognized $6.7 million of revenues due to a new approach to estimate the value of future award redemptions under your loyalty programs by incorporating historical redemption rates. Considering your loyalty programs were launched in July 2009, August 2008, September 2007 and two were merged in May 2009, please explain to us how you determined that you had sufficient historical redemption data to make reasonable and objective estimates. In addition, disclose in future filings the redemption rates assumptions and average actual redemption patterns for each of your loyalty programs.

 (10) Supplemental Executive Retirement Plan, page F-23

2.   We note you recorded $5.8 million charge as a curtailment loss related to the accelerated amortization of prior service cost resulting from the departure of Mr. Alberini from the company. Please disclose if there were any termination payments made to Mr. Alberini. In addition, please tell us the method used to amortize prior service amounts and net actuarial losses. Please provide and include in future filings the required disclosure of a reconciliation of beginning and ending balances of the benefit obligation pursuant to ASC 715-20-50-1(a), or tell us why the disclosure is not necessary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Steve Lo at 202-551-3394 or Nasreen Mohammed at 202-551-3773 if you have questions regarding these comments and related matters.

                                                Sincerely,

                                                /s/ Tia Jenkins

                                                Tia Jenkins
                                                Senior Assistant Chief Accountant
                                                Office of Beverages, Apparel and
                                                Health Care Services